INDEPENDENT ACCOUNTANTS' REPORT

To the Board of Directors of Maxim Series Fund, Inc.:

We have examined management's assertion included in the accompanying Management Statement Regarding Compliance with
Certain Provisions of the Investment Company Act of 1940 that Maxim Series Fund, Inc. (the "Fund") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of
September 28, 2001. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American
Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 28, 2001, and with respect to agreement of security purchases and sales, for the period from April 1, 2001 (the inception of the custodian relationship with Barclays Global Investors) through September 28, 2001:

1. Confirmation of all securities held by the Depository
Trust Company in book entry form;

2. Reconciliation of all such securities to the books and records of the Fund and the Custodian; and

3. Agreement of five security purchases and five security sales or maturities since inception of the self-custodianship from the books and records of the Fund to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that Maxim Series
Fund, Inc. complied with the requirements of subsections
(b) and (c) of Rule 17f-2 of the Investment Company Act of
1940 as of September 28, 2001, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of Maxim Series
Fund, Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP
Denver, CO
March 21, 2002





Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940

We, as members of management of Maxim Series Fund, Inc.
(the Fund), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment
Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections
(b) and (c) of rule 17f-2 as of September 28, 2001, and from April 1, 2001 (inception of the custodian relationship with Barclays Global Investors) with through September 28, 2001.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of September 28, 2001, and from April 1, 2001 (inception of the custodian relationship with Barclays Global Investors) through September 28, 2001, with respect to securities reflected in the investment account of the Fund.

Maxim Series Fund, Inc.
By:



William T. McCallum
President



Graham McDonald
Treasurer


March 21, 2002